September 19, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

Re: Duonas Corp.

Registration Statement on Form S-1

Filed August 25, 2016

File No. 333-213314

Ladies and Gentlemen:

This letter sets forth the responses of Duonas Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 15, 2016.

Prospectus’ Outside Front Cover Page

1.     Disclosure on the cover page and in the third paragraph of your plan of distribution section on page 31 states that sales by the company must be made at the fixed price of $0.03 “for up to 240 days from the effective date of the prospectus.” Please revise to clarify that sales must be made at a fixed price for the duration of the offering.

Answer: The description was added.

Purchase Equipment . . . , page 21

2.     Please describe briefly the nature of the equipment that you plan to purchase. For example, do you plan to purchase office equipment or other equipment that may be necessary for the manufacture or assembly of your products?

Answer: The description was added.

Estimated Expenses for the Next Twelve-Month Period, page 22

3.     Ensure that the data in the table are consistent with the data in the use of proceeds table on page 15. For example, some data under website development, equipment purchase, raw materials, and additional expenses are inconsistent with data in the use of proceeds table. Please revise.

Answer: The table was revised accordingly

Our Business, page 24

4.     We note disclosure in your risk factors section under the heading “Because we will order our raw materials ...” on page 10. Please include a more fulsome discussion of your raw materials and their availability in the business section.

Answer: The discussion was included.

5.     Please describe briefly the production process for your products. Explain whether you will manufacture the products or use a third party manufacturer. Also address whether you have or will need to acquire adequate facilities to produce the products.

Answer: The description was added.

Directors, Executive Officers, Promoter and Control Persons, page 27

6.     Identify any promoter of Duonas Corp., and disclose any transactions with any promoter. See Item 404(c) of Regulation S-K.

Answer: The promoter was identified and the disclosure was added.

7.     Please describe the nature of the work that Mr. Vladyslav Beinars did for BetonPlastik and Croston. We note disclosure elsewhere that he will design your products. Clarify whether he worked as a designer for these companies or in some other capacity.

Answer: The disclosure was added accordingly.

Future sales by existing stockholders, page 30

8.     Disclosure that 3,000,000 shares of common stock were issued to your sole officer and director is inconsistent with disclosures throughout the registration statement that 2,000,000 shares of common stock were issued to your sole officer and director. Please reconcile the disclosures.

Answer: The disclosures were reconciled.

Plan of Distribution, page 31

9.     Please describe the manner in which your sole officer will offer the securities and director and how potential investors will learn about the offering. For instance, will Mr. Vladyslav Beinars solicit potential investors through direct mailings and/or personal contacts? How will he identify those who might have an interest in purchasing shares of your common stock? Please provide us copies of any materials that Mr. Beinars intends to use in this regard.

Answer: The description was added accordingly.

10.                       Please describe briefly the factors considered in determining the offering price of your common stock in this offering as required by Item 505 of Regulation S-K.

Answer: The description was added.

State Securities-Blue Sky Laws, page 32

11.                       We assume that the reference to Artec Consulting Corp. is inadvertent. Please revise.

Answer: The reference was revised.

Legal Matters, page 35

12.                       Include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Answer: The address was included.

Exhibit 5.1

13.                       Revise the first paragraph to make clear that this is an offering by the company of 3,000,000 shares of its common stock. As currently drafted, the opinion suggests that you are registering the resale of outstanding shares. Additionally, revise the caption to include the file number of the registration statement on Form S-1 filed by the company on August 25, 2016.

Answer: All of the statements were revised.

14.                       The phrase “as already issued according to the terms of the prospectus” in the fourth paragraph also appears to suggest that you are registering a resale of outstanding shares. Please revise.

Answer: The statement is revised accordingly.

Exhibit 23.1

15.                       We note that the date of the audit report in your consent does not correspond to the date of the audit report in your filing. Please obtain a revised consent, and include it in an amendment to your filing.

Answer: The date of the audit report is revised.

Very truly yours,

/s/ Vladimir Beinars

Director of Duonas Corp.